FORM 6-K

                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                       Report of Foreign Private Issuer

                       Pursuant to Rule 13a-16 or 15d-16
                       of the Securities Exchange Act of
                                     1934


                                  July 17, 2006

                       Commission File Number 001-14978


                              SMITH & NEPHEW plc
                              (Registrant's name)


                                15 Adam Street
                           London, England WC2N 6LA
             (Address of registrant's principal executive offices)


     [Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

               Form 20-F  X                   Form 40-F
                         ---                            ---

     [Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).]

               Yes                            No  X
                   ---                           ---

     [Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).]

               Yes                            No  X
                   ---                           ---

     [Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing information to the Commission pursuant to Rule 12g3-2 (b) under the Securities Exchange Act of 1934.]

               Yes                            No  X
                   ---                           ---

     If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2 (b) : 82- n/a.

                                  SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.


                                                 Smith & Nephew plc
                                                 (Registrant)


Date: July 17, 2006
                                                  By:   /s/ Paul Chambers
                                                        -----------------
                                                 Paul Chambers
                                                 Company Secretary



                   NOTIFICATION OF MAJOR INTERESTS IN SHARES



1. Name of company

Smith & Nephew plc



2. Name of shareholder having a major interest

The Capital Group Companies, Inc.



3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

Non-beneficial



4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them




Capital Guardian Trust Company:

State Street Nominees Ltd   1,767,250
Bank Of New York Nominees Ltd   1,930,308
Northern Trust 243,500
Chase Manhattan Bank Australia Ltd   8,500
Chase Nominees Ltd   9,423,874
BT Globenet Nominees Ltd   441,100
Midland Bank plc   1,370,200
Cede & Co 144,500
Deutsche Bank Mannheim 4,500
Bankers Trust 384,200
Barclays Bank 18,900
Brown Bros 42,700
Nortrust Nominees 3,268,574
MSS Nominees Ltd   64,700
State Street Bank & Trust Co  156,600
Deutsche Bank AG 3,600
Citibank NA 32,000
HSBC Bank plc  2,900
Mellon Bank NA 127,900
ROY Nominees Ltd   23,900
Mellon Nominees (UK) Ltd   668,000
HSBC 32,200
JP Morgan Chase Bank   951,633



Capital International Ltd:

State Street Nominees Ltd   26,200
Bank of New York Nominees  771,506
Northern Trust   281,644
Chase Nominees Ltd   870,145
Midland Bank plc   50,300
Morgan Guaranty  77,500
Nortrust Nominees  475,772
State Street Bank & Trust Co   89,600
Citibank   263,700
Deutsche Bank AG   24,700
HSBC Bank plc  302,865
Mellon Bank NA 28,700
KAS UK 29,100
Bank One London  31,300
Raiffeisen Zentral Bank 296,700
Fortis Bank   10,500
Metzler Seel Sohn & Co.   6,500
Nordea Bank   57,000
Bayerische Hypo Und Vereinsbank AG   9,600



Capital International SA:

Chase Nominees Ltd   387,700
Midland Bank plc 11,000
Pictet & Cie 45,100
State Street Bank & Trust Co 30,300
Lloyds Bank 16,800
HSBC Bank plc 127,500
JP Morgan Chase Bank 10,800
Metzler Seel Sohn & Co.   10,200



Capital Research and Management Company:

State Street Nominees Ltd  19,416,500
Chase Nominees Ltd   97,971,400
JPM Nominees Ltd 25,679
State Street Bank & Trust Co 182,000


Capital International Inc

Nortrust Nominees 79,700
HSBC Bank plc 24,900







5. Number of shares / amount of stock acquired

Not disclosed



6. Percentage of issued class

Not disclosed



7. Number of shares / amount of stock disposed

................................................................



8. Percentage of issued class

................................................................



9. Class of security

Ordinary shares of US 20 cents



10. Date of transaction

14.07.06



11. Date company informed

17.07.06



12. Total holding following this notification

143,154,450



13. Total percentage holding of issued class following this notification

15.20%



14. Any additional information

................................................................



15. Name of contact and telephone number for queries

Phil Higgins - Assistant Company Secretary

020 7960 2228



16. Name and signature of authorised company official responsible for making this notification



Phil Higgins - Assistant Company Secretary



Date of notification



17.07.06



The FSA does not give any express or implied warranty as to the accuracy of this document or material and does not accept any liability for error or omission. The FSA is not liable for any damages (including, without limitation, damages for loss of business or loss of profits) arising in contract, tort or otherwise from the use of or inability to use this document, or any material contained in it, or from any action or decision taken as a result of using this document or any such material.